THE UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934



comScore, Inc.
(Name of Issuer)

Common Stock, $0.001 par share
(Title of Class of Securities)

20564W105
(CUSIP Number)

March 15, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

       [     ] Rule 13d-1(b)
       [ X ] Rule 13d-1(c)
       [     ] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 20564W105


1.
NAMES OF REPORTING PERSONS

Westerly Capital Management, LLC

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [    ]
(b) [    ]
3.
SEC USE ONLY


4.
CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5.
SOLE VOTING POWER:                      0

6.
SHARED VOTING POWER:               4,945,000*

7.
SOLE DISPOSITIVE POWER:             0

8.
SHARED DISPOSITIVE POWER:      4,945,000*

9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
4,945,000*

10.
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
[  ]

11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 5.36%

12.
TYPE OF REPORTING PERSON (see instructions): IA




CUSIP No. 20564W105


1.
NAMES OF REPORTING PERSONS

Westerly Holdings LLC

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [    ]
(b) [    ]
3.
SEC USE ONLY


4.
CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5.
SOLE VOTING POWER:                      0

6.
SHARED VOTING POWER:                4,945,000*

7.
SOLE DISPOSITIVE POWER:             0

8.
SHARED DISPOSITIVE POWER:       4,945,000*

9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
4,945,000*

10.
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
[  ]

11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 5.36%

12.
TYPE OF REPORTING PERSON (see instructions): HC
















CUSIP No. 20564W105


1.
NAMES OF REPORTING PERSONS

Christopher J. Galvin

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [    ]
(b) [    ]
3.
SEC USE ONLY


4.
CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5.
SOLE VOTING POWER:                        0

6.
SHARED VOTING POWER:                 4,945,000*

7.
SOLE DISPOSITIVE POWER:               0

8.
SHARED DISPOSITIVE POWER:        4,945,000*

9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
4,945,000*

10.
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
[  ]

11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 5.36%

12.
TYPE OF REPORTING PERSON (see instructions): IN, HC


















Item 1.

(a)
Name of Issuer

comScore, Inc.




(b)
Address of Issuers Principal Executive Offices

11950 Democracy Drive, Suite 600, Reston, Virginia 20190


Item 2.

(a, b, c)
 Name of Person Filing, Address of Principal Business Office, Citizenship:

Westerly Capital Management, LLC, a Delaware limited company located at 201 Mission Street, Suite 580, San Francisco, CA 94105.

Westerly Holdings, LLC, a Delaware limited company located at 201 Mission Street, Suite 580, San Francisco, CA 94105.

Christopher J. Galvin, a United States citizen located at 201 Mission Street, Suite 580, San Francisco, CA 94105.

This Statement relates to Common Stock (as defined herein) held for the accounts of Westerly Partners, L.P., a Delaware limited partnership, and Westerly Partners QP, L.P., a Delaware limited partnership. Westerly Capital Management, LLC serves as investment manager and Westerly Holdings LLC serves as the general partner to Westerly Partners, L.P. and Westerly Partners QP, L.P. Mr. Galvin is a managing member of Westerly Capital Management, LLC and Westerly Holdings LLC.






(d)
 Title of Class of Securities

Common Stock, $0.001 par value (the Common Stock)




(e)
 CUSIP Number

20564W105

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4. Ownership.

Information with respect to the Reporting Persons ownership of the Common Stock as of February 24, 2023, is incorporated by reference to items (5) - (9) and (11) of the cover page of the respective Reporting Person.

The amount beneficially owned by each Reporting Person is determined based on 92,187,156 shares of Common Stock outstanding as of February 24, 2023, as reported in the Form 10-K for the quarterly period ended December 31, 2022 filed with the SEC on March 2, 2023.

*Shares reported herein are owned by the private funds managed by Westerly Capital Management, LLC and Christopher Galvin.


Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

See disclosure in Items 2 and 4 hereof. Certain funds listed in Item 2(a) are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See disclosure in Item 2 hereof.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.























SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2023


Westerly Capital Management, LLC

By:  /s/ Christopher J. Galvin_______
	Christopher J, Galvin, Managing Member

Westerly Holdings LLC


By:  /s/ Christopher J. Galvin_______
	Christopher J, Galvin, Managing Member

Christopher J. Galvin

By:  /s/ Christopher J. Galvin_______